Exhibit 3

Part Three – Collection of Press Releases:

1. Building New logistic center in Modiin – will improve service and render the Group companies’ cost structure more efficient

Hadera Paper Group is currently building a new and advanced logistic center in Modiin on an area of approximately 80,000 m², at an investment of approximately NIS 20 million, while implementing extremely advanced storage and selection technologies. The center, which will include the operations of the three Group companies Amnir Recycling, Mondi Hadera Paper and Graffiti, will enable Hadera Paper to unify five sites within one central modern site In this manner, the center will serve to improve customer service, while also improving the Group’s cost structure. The groundwork and development have begun and the expected entrance to site is by September 2010. Once the groundwork is completed the construction will begin and is expected to last one year. The site will consist of a constructed area of 22,000 m² and will be equipped with storage equipment, automated transportation and collection facilities. The construction of the site is being conducted by Gev-Yam, that will be renting out the site to Hadera Paper Group on the basis of a long-term agreement.

2. A worldwide advanced fiber treatment system has been launched successfully at the Group site in Hadera

The Paper Packaging Division’s new material preparation and fiber handling system has entered into operation at the Hadera Paper site these days. The new material preparation system will make it possible to prepare fiber for the manufacture of approximately 900 tons of brown packaging paper per day, this will be made possible by expanding the waste collection system by approximately 100% in relation to the old system. This is the most advanced system currently available in the world, capable of handling cardboard and newspaper waste, while transforming it into high quality fibers that serve as a complete substitute for original wood fiber and pulp. At the present time, the material handling system is serving the existing machines at the plant, which receive the fibers until the installation of the new manufacturing system (Machine 8) is completed. The handling system will improve the competitive ability of Packaging Paper Division in manners of paper quality level and cost of production.

A renewedInternet site for Hadera Paper Group

Hadera Paper Group recently launched a renewed website. The upgrading of the website is intended to provide greater exposure to the wide range of business operations, The Group’s vision and the proactive operations concerning the environment and community involvement. Please visit the website at:  www.hadera-paper.co.il